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UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)



Information to be included in statements filed pursuant to Rule 13d-1 (b) (c) and (d) and Amendments thereto filed pursuant to Rule 13d-2 (b).



QuadraMed Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

74730W101
(CUSIP Number)

December 31, 2004
(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] 	Rule 13d-1 (b)

[ ]	Rule 13d-1 (c)

[ ]	Rule 13d-1 (d)

	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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SCHEDULE 13G/A


Issuer:  QuadraMed Corporation	 			CUSIP No.: 74730W101

1	NAMES OF REPORTING PERSONS I.R.S.
	IDENTIFICATION NOS. OF ABOVE PERSONS

MacKay Shields LLC
    	IRS# 13-4080466;

2	CHECK THE APPROPRIATE BOX IF A MEMBER
OF A GROUP
	(a)
	(b)


3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware (United States)

NUMBER OF SHARES	  5  SOLE VOTING POWER  20,896,542

BENEFICIALLY  6  SHARED VOTING POWER
OWNED BY 	 	0
EACH	     7  SOLE DISPOSITIVE POWER  20,896,542
REPORTING
PERSON	  8  SHARED DISPOSITIVE POWER
WITH 			0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED
	BY EACH REPORTING PERSON
	Total: 20,896,542

10	CHECK IF THE AGGREGATE AMOUNT IN
	ROW (11) EXCLUDES CERTAIN SHARES
		Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT
   	IN ROW 11
   	38.79%
12	TYPE OF REPORTING PERSON
	IA



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SCHEDULE 13G/A

Issuer:  QuadraMed Corporation	 			CUSIP No.: 74730W101


ITEM 1
(a)	Name of Issuer:
	QUADRAMED CORPORATION

(b)	Address of Issuer's Principal Executive Offices:
	12110 Sunset Hills Road
	Reston, Virginia 20190


ITEM 2(a)	Name of Person Filing:
		MacKay Shields LLC

(b)	Address of Principal Business Office:
	9 West 57th Street
	New York, NY  10019

(c)	Citizenship:
	United States

(d)	Title of Class of Securities:
	Common Stock, $0.01 par value

(e)	CUSIP Number: 74730W101

ITEM 3
If this statement is filed pursuant to Sections 240.
13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[  ]	Broker or dealer registered under
		Section 15 of the Act (15 U.S.C. 78o);

(b)	[  ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) 	[  ]	Insurance Company as defined in section
		3(a)(19) of the Act (15 U.S.C. 78C);

(d)	[  ]	Investment company registered under Section
		8 of the Investment Company Act if 1940
		(15 U.S.C. 80a-8);

(e)	[ X]	An investment adviser in accordance with Section 240.13d-1(b)
		(1)(ii)(E);

(f)	[  ]	An employee benefit plan or endowment fund in accordance with Section
		240.13d-1(b)(1)(ii)(F);

(g)	[  ]	A parent holding company or control person in accordance with Section
		240.13d-1(b)(1)(ii)(G);

(h)	[  ]	A savings associations as defined in Section 3(b) of the Federal
		Deposit Insurance Act (12 U.S.C. 1813);

(i)	[  ]	A church plan that is excluded from the
		definition of an insurance company under Section 3 (c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[  ]	Group, in accordance with section 240.13d-1 (b)(1)(ii)(J).





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SCHEDULE 13G/A

Issuer:  QuadraMed Corporation	 			CUSIP No.: 74730W101


ITEM 4.	Ownership.

	MacKay Shields LLC, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is deemed to be the beneficial owner of 20,896,542 shares or 38.79% of the Common Stock believed to be outstanding as a result of acting as investment adviser to various clients. The amount deemed beneficially owned includes 7,073,090 shares of common stock and 13,823,452 shares of common stock issuable upon the conversion of 1,880,000 shares of the Issuer's Series A Cumulative Mandatory Convertible Preferred Stock, par value $0.01 per share with a conversion rate of 7.3529%
(the "Preferred Stock"). The percent of class is calculated based on 53,866,211 shares of common stock outstanding,which number is calculated by adding 40,042,759 (the number of shares of common stock outstanding of the Company as of December 31, 2004 and 13,823,452 (the number of shares of common stock deemed held as a result of the beneficial ownership of the Preferred Stock.



ITEM 5. Ownership of Five Percent or Less of a Class.


	Not Applicable


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

	MacKay Shields LLC, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is deemed to be the beneficial owner of 20,896,542 shares or 38.79% of the Common Stock believed to be outstanding as a result of acting as investment adviser to various clients. Clients of MacKay Shields LLC have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, such securities. MainStay High Yield Corporate Bond Fund and MainStay VP High Yield
Corporate Bond Portfolio, each a registered investment Company for which Mackay Shields acts as sub-investment adviser, may be deemed to beneficially own 16.44% and 5.29%, respectively,of the outstanding common stock of the Company. In addition, MacKay Shields Long/Short Fund (Master) LP, a private investment fund advised by MacKay Shields LLC may be deemed to beneficially own 7.29% of the outstanding common stock of the Company. New York Life Investment Management LLC,an indirect wholly owned subsidiary of New York
Life and an affiliate of Mackay Shields LLC,is the manager of MainStay High Yield Corporate Bond Fund and MainStay VP High Yield Corporate Bond
Portfolio. The percent of each class ownedby each of these persons is calculated based on the amount of common stock of the company outstanding, which number is calculated by adding the number of shares of the common stock outstanding and the number of shares of common stock deemed held as a result of the beneficial ownership of the Preferred Stock by that person, without giving effect to the amount of common stock deemed held as a result of the beneficial ownership of the Preferred Stock by other persons.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

	Not Applicable


ITEM 8. Identification and Classification of Members of the Group.

	Not Applicable

ITEM 9. Notice of Dissolution of Group

	Not Applicable

ITEM 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:		January 10, 2005

Signature:	/s/ Mark D. Goldstein

Name/Title:	Mark D. Goldstein
		Chief Compliance Officer


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